November 22, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Attn: H. Christopher Owings, Assistant Director

Re:                               Appliance Recycling Centers of America, Inc.

Form 10-K for Fiscal Year Ended January 2, 2010 filed on March 18, 2010

Definitive Proxy Statement on Schedule 14A filed on April 1, 2010

Forms 10-Q for Fiscal Quarters Ended April 3, 2010 and July 3, 2010 filed on May 18, 2010 and August 16, 2010

File No. 000-19621

Dear Mr. Owings:

On behalf of Appliance Recycling Centers of America, Inc. (the “Company” or “we”), this letter is submitted in response to the comments set forth in your letter to me dated November 2, 2010.  For your convenience, we have set forth below each of your numbered comments, followed by our response.

We intend to file an amendment to our Annual Report on Form 10-K for the fiscal year ended January 2, 2010, to respond to comments 5, 11, 12 and 13 below.  In future filings, we will revise our disclosures as described herein to address other concerns raised in your letter.  Prior to the filing of the amendment to the Form 10-K, the Company respectfully requests that the Staff review this letter and advise us as to whether it has an additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.               Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your net sales or income from continuing operations or result in your liquidity decreasing or increasing in any material way.  In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

•                  economic or industry-wide factors relevant to your company, and

•                  material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Company Response: We will expand our Management’s Discussion and Analysis in future filings to include the following with respect to known material trends and uncertainties, the quality and variability of our earnings and cash flows for the applicable periods, relevant economic or industry-wide factors relevant to our Company, and opportunities and challenges and actions we are taking as a Company to address them:

Our business, like that of many retailers, is seasonal for our retail segment.  Historically, the fourth quarter is our weakest quarter in terms of both revenue and earnings.  We believe this is primarily because the fourth quarter includes various holidays and consumers tend to focus less on purchasing major household appliances.

Similarly, revenues and earnings in our recycling segment are also impacted by seasonal variances, with the later part of the first quarter and both the second and third quarters for the recycling segment generally having higher levels of revenue and earnings.  This seasonality is primarily due to our customers supporting more marketing and advertising during the spring and summer months of the year.  Additionally, some of our recycling customers only have seasonal programs operating from April to September.

Since the second half of 2009, we have heightened our focus on carefully managing our expenses.  We have also temporarily halted any plans to open any new retail stores in 2010 but have instead focused on improving profitability within our existing stores.  We are accomplishing this by focusing on our operating costs, including overhead, and by evaluating the cost and ongoing effectiveness of our marketing programs.

We reduced our corporate general and administrative expenses by $1.0 million in 2009 as a result establishing process improvements, implementing salary reductions and headcount eliminations.  These cost-cutting initiatives are intended to be permanent with the exception of the salary reductions.  As a result of implementing salary reductions in June 2009 we reduced compensation expense by $0.6 million in 2009.

Along with the cost-cutting efforts related to corporate general and administrative expenses, we also implemented various cost reduction initiatives in our retail segment.  This included closing one underperforming factory outlet store in Georgia and a second factory outlet store in Texas by choosing not to renew the lease.  We recorded a lease termination charge of $0.3 million in October 2009 as a result of closing our factory outlet store in Georgia, which effectively offset our 2009 expense savings.  We expect to save approximately $0.8 million in 2010 as a result of closing the factory outlet stores in Georgia and Texas.  After a thorough analysis, other cost-cutting efforts were taken including the reorganization of our factory outlet store management and employee compensation and the reduction of various other costs with an expected annual savings of $1.5 million.  We believe these initiatives will be sustainable into 2010 and beyond.   In 2010, we plan to evaluate our marketing expenses and our overall advertising and brand message.

We monitor country-specific economic factors such as retail trends, consumer confidence, manufacturing by the major appliance companies, sales of existing homes and mortgage interest rates as key indicators of industry demand, particularly in our retail segment.

Competition in the home appliance industry is intense in all markets we serve.  This includes competition from not only independent retailers in the four markets we serve but also intense competition from such major retailers as Sears, Best Buy, Home Depot and Lowes.

We believe the outlook for our recycling segment remains strong in 2010 and beyond.  Electric utility companies throughout the United States continue to support and add appliance recycling programs as part of their broader demand side management energy efficiency programs.  We believe we will be able to continue to expand our recycling customer base as a result.

Results of Operations, page 24

2.               Please expand your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations.  For example, you disclose that the decrease in recycling revenues for 2009 was due primarily to a planned volume reduction for one contract in California and lower recycling volumes on other contracts, combined with a later-than-anticipated start and a lower level or sign-ups from a major utility’s annual appliance replacement program in 2009, without quantifying the impact attributed to each component.  Also describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses.  For example, your discussion of the decrease in recycling revenues for 2009 does not explain why there are lower recycling volumes on your contracts, a later-than-anticipated start and a lower level of sign-ups.  See Item 303(a)(3) of Regulation S-K.

Company Response: We will expand our Management’s Discussion and Analysis in future filings to include the following with respect to quantifying each factor impacting our operations for the applicable periods and describing any unusual or infrequent events, significant economic changes and significant components of revenues and expenses relevant to our Company and actions we are taking as a Company to address them:

In 2009, we experienced a 33.7% decline in volumes related to a major electric utility’s recycling contract in California compared to 2008.  The reduction in volume was the result of losing 25% of the territory under the contract and lower volume from the utility’s participants.  We expected the decrease in volume under the contract and anticipate renegotiating this contract in 2010 to increase our volume of recycled appliances.  Additionally in 2009, the appliance replacement program volume sponsored by a California utility decreased 38.7% compared to 2008.  The decrease in volume was the result of a delay in completing and servicing the contract along with a decrease in customer enrollment.  We anticipate a continued decrease in volume in 2010.  We plan to renew the appliance replacement program contract in 2010 with the expectation that the volume will increase in 2011.

Liquidity and Capital Resources, page 27

3.               Please disclose the specific terms of material debt covenants in your debt agreement.  Also disclose the required ratios as well as the actual ratios as of each reporting date to allow investors to understand how much cushion there is between these ratios.  See Sections I.D. and IV.C of SEC Interpretive Release No. 33-8350.

Company Response: We have expanded the Company’s disclosures of covenants contained in its General Credit and Security Agreement entered into on August 30, 1996, as amended, (the “Credit Agreement”) in its Form 10-Q for the fiscal quarter ended October 2, 2010, filed on November 15, 2010,  with the applicable portions of following disclosure:

The Company has two financial covenants within its Credit Agreement:

1)             A minimum profitability covenant that requires the Company to report $1 of net income for all quarterly periods between Q1 2008 and Q4 2010.

2)             A minimum annual tangible net worth covenant that requires the Company to report an annual tangible net worth of $2,900,000 plus the annual net income, if applicable, for fiscal years 2008 and 2009 and $3,000,000 plus the annual net income, if applicable, for fiscal year 2010.

The following table illustrates the Company’s covenant compliance for 2008 through 2010:

Covenant/Period	Actual	Required	Waiver Received	Outstanding Amount
Profitability
Q1 2008	$117,000	$1	n/a	n/a
Q2 2008	$837,000	$1	n/a	n/a
Q3 2008	$1,141,000	$1	n/a	n/a
Q4 2008	$(1,735,000)	$1	Yes	$14,527,000
Q1 2009	$(1,962,000)	$1	Yes	$11,381,000
Q2 2009	$(411,000)	$1	Yes	$12,361,000
Q3 2009	$416,000	$1	n/a	n/a
Q4 2009	$(1,381,000)	$1	Yes	$12,419,000
Q1 2010	$102,000	$1	n/a	n/a
Q2 2010	$719,000	$1	n/a	n/a
Q3 2010	$885,000	$1	n/a	n/a

Tangible Net Worth
Fiscal Year 2008	$4,083,000	$3,260,000	n/a	n/a
Fiscal Year 2009	$3,241,000	$2,900,000	n/a	n/a

The Company will update the form of the disclosure above in future filings.

4.               Please disclose the financial covenants that you were not in compliance with and describe the waiver you received from the lender.  Disclose whether you are currently in compliance with your debt agreement.

Company Response: As noted in the Company’s response to comment No. 3 above, the Company expanded its disclosures of covenants contained in its Credit Agreement in its Form 10-Q for fiscal quarter ended October 2, 2010, filed on November 15, 2010.  The Company will update the form of disclosure included in response to comment No. 3 in future filings.

5.               Please identify the lender and the date of your debt agreement.  We also note that your line of credit was increased from $16 million to $18 million on February 5, 2008.  Please tell us where you have filed the exhibit for this amendment to your debt agreement.

Company Response: On August 30, 1996, the Company entered into a General Credit and Security Agreement, as amended, (the “Credit Agreement”) with Spectrum Commercial Services that provides the Company with an $18 million line of credit.  As discussed in the Company’s Management’s Discussion and Analysis and Note 9 to the financial statements, the Credit Agreement was amended on February 5, 2008 to increase the maximum borrowings from $16 million to $18 million.  The Company has not filed amendments 18 through 26 of its Credit Agreement as Exhibits, but will do so as indicated below.

The Company will identify the lender and original date of the Credit Agreement in future filings, beginning with its Form 10-Q for the fiscal quarter ended October 2, 2010, filed on November 15, 2010.  Upon resolution of all the Staff’s comments, the Company will amend its Form 10-K for the fiscal year ended January 2, 2010, filed on March 18, 2010 to include the Exhibits related to Amendments 18 through 26 under its Credit Agreement.

Note 3. Significant Accounting Policies, page 41

Depreciation and Amortization Expense, page 42

6.               You state that depreciation and amortization expense related to building and equipment from your recycling centers is presented in cost of revenues.  With a view to enhance the disclosures, please also disclose the amount of such expenses classified within cost of revenues.

Company Response: The Company will expand its disclosures of depreciation and amortization expense in future filings in accordance with the Staff’s comment to include disclosure for the periods being reported consistent with the following:

Depreciation and amortization included in cost of revenues was $350,000 and $428,000 for the fiscal years ended January 2, 2010 and January 3, 2009, respectively.

Note 6. Investments, page 46

7.               Please explain to us and disclose how you reasonably determined the October 21, 2009 recycling agreement you entered in to be an intangible asset.

Company Response: As part of our Appliance Recycling and Sales Agreement with General Electric whereby General Electric has agreed to sell us recyclable appliances, the Company issued a fully vested, nonforfeitable stock warrant to General Electric.  General Electric is not required to perform any additional services to retain the stock warrant.  The Company applied FASB ASC 505-50-45-1 at the measurement date of October 21, 2009 in concluding that an asset had been received in return for the fully vested, nonforfeitable stock warrant issued in connection with the agreement with General Electric.

Note 9. Line of Credit, page 47

8.               Please reconcile for us the amount of outstanding borrowings on your line of credit on the face of the balance sheet to your disclosures on the total line and the unused borrowing capacity as disclosed here.

Company Response: Below is a reconciliation of the Company’s outstanding borrowings to the unused borrowing capacity under its $18 million Credit Agreement:

Available borrowing from 80% of eligible accounts receivable	$2,304,000
Available borrowing from eligible inventory (1)	10,356,000
Less: reserve for unpaid financing authorizations (2)	(185,000)
Gross availability — net of reserve for unpaid financing authorizations (3)	12,475,000
Less: outstanding loan balance	(12,419,000)
Net availability (unused borrowing capacity)	$56,000

(1)         Eligible inventory is determined by the lesser of 50% of Non-Whirlpool inventory less than one year old and 80% of Whirlpool inventory less than one year old OR $12,000,000.

(2)         The reserve for unpaid financing authorizations is determined by multiplying the unpaid Non-Whirlpool financing authorization by 50% and multiplying the unpaid Whirlpool financing authorizations by 20%.

(3)         The gross availability is calculated by taking the lesser of the Gross availability, net of reserve for unpaid financing authorizations OR $18,000,000 less the total unpaid financing authorizations.

9.               In future filings please revise to state the amount of the obligations under which you have received waivers from your lender and the period of each applicable waiver.

Company Response:  In its Form 10-Q for the fiscal quarter ended October 2, 2010, filed on November 15, 2010, the Company revised its disclosure to state the amount of the obligations under which it has received waivers from its lender and the period of each applicable waiver, as follows:

As of January 2, 2010, the outstanding balance was $12,419,000 and we were in compliance with all covenants under the Credit Agreement, except the minimum profitability covenant and we received a waiver related to this covenant from the lender.  As of October 2, 2010, we were in compliance with all the covenants of the Credit Agreement.

The Company will include similar disclosure in future filings.

Note 13. Shareholders’ Equity, page 52

10.         We note you recorded as equity a warrant to purchase 248 shares of common stock with settlement terms that are not fixed, allowing the exercise price to be reduced if you issue and sell additional common shares at a price lower than the then current warrant exercise price and that it will trigger an increase in the number of shares to be issued.  Please explain how you reasonably concluded equity classification rather than derivative liability classification was appropriate under GAAP.  Reference is made to FASB ASC 815-40-15-5 through 15-7 and the example provided in FASB ASC 815-40-55-33 through 55-34.

Company Response: The Company determined that the warrant issued to General Electric in connection with the Appliance Sales and Recycling Agreement entered into on October 21, 2009, did not meet the scope exception of being indexed to its own stock; however, the Company also determined, as discussed below, that the warrant did not meet all of the requirements of derivative liability classification.

The warrant is not considered indexed to its own stock based on the anti-dilution features contained in the warrant agreement.  Therefore, the warrant is not automatically scoped out of derivative liability classification and must be further evaluated.  FASB ASC 815-10-15 notes that a derivative instrument is a financial instrument or other contract which has all of the following characteristics: 1) one or more underlyings and one or more notional amounts or payment provisions or both, 2) no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors and 3) terms that require or permit net settlement, can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company determined that the first two characteristics of derivative liability classification were met.  In determining whether the third characteristic of derivative liability classification was met, the Company considered various means of net settlement described in FASB ASC 815-10-15-99, including whether the warrant is able to be net settled under the terms of the warrant, whether the warrant is able to be settled through a market mechanism, and whether the warrant can be net settled by delivering a derivative instrument or other asset that is readily convertible to cash.

With respect to the foregoing, there are no provisions in the warrant agreement that would permit the warrant to be settled for cash or by the delivery of any other asset.  With respect to considering whether there is a market mechanism that could permit net settlement, the Company determined that there is not an active market for the Company’s warrants and the warrant cannot be readily settled outside the contract. In considering whether the warrant can be net settled by delivering a derivative instrument or asset that is readily convertible to cash, the Company further considered the guidance in FASB ASC 815-10-15-131, which states that shares of stock in a publicly traded entity to be received upon exercise of a stock purchase warrant do not meet the characteristic of being readily convertible to cash if the stock purchase warrant is issued by an entity for only its own stock, and the sale or transfer of the issued shares is restricted for a period of 32 days or more from the date the stock purchase warrant is exercised.  The warrant agreement provides for settlement only in shares of the Company’s common stock and additionally, provides legal restrictions on the transfer or sale of the warrant and on the shares underlying the warrant agreement.  The shares underlying the warrant when exercised will be issued pursuant to exemption from registration under Section 4(2) of the Securities Act and each certificate will be imprinted with the following notice: “The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in violation of such Act or the rules and regulations thereunder.”

The Company concluded, based on the evaluation above, that the warrant should be classified as equity and not a derivative liability.

Index to Exhibits, page 64

11.         It appears that you have not provided all of the schedules and exhibits to Exhibit 10.5 Line of credit dated August 30, 1996 and Exhibit 10.20 - Loan Agreement dated September 10, 1998.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please file the complete agreements, including all schedules and exhibits, with your amended Form 10-K.

Company Response: Upon resolution of all the Staff’s comments, the Company will amend its Form 10-K filed on March 18, 2010 to include amendments 18 through 26 of its General Credit and Security Agreement dated August 30, 1996, as amended, as Exhibits 10.40 through 10.48.  These amendments include, among other things, the amendment which increased our available borrowings from $16 million to $18 million on February 5, 2008.  See the Company’s response to comment No. 5.  Exhibit 10.5 — Line of Credit dated August 30, 1996, refers to certain exhibits and schedules, but such exhibits and schedules were never prepared; therefore, the exhibit as originally filed is complete.  Exhibit 10.20 — Loan Agreement dated September 10, 1998, is no longer in effect, and will be deleted when we file the amendment to the Form 10-K.  Therefore, we do not believe there is a need to file the schedules and exhibits to that agreement.

12.         Please file a list of all of your subsidiaries, including the state or other jurisdiction of incorporation or organization, and the names under which such subsidiaries do business. See Item 601(b)(21) of Regulation S-K.

Company Response: Upon the resolution of all the Staff’s comments, the Company will amend its Form 10-K filed on March 18, 2010 to include as Exhibit 21.1 a list of its subsidiaries, including the state or other jurisdiction of incorporation or organization and the names under with such subsidiaries do business.

Exhibits 31.1 and 31.2

13.         The certifications filed as Exhibits 31.1 and 31.2 do not conform to the form of such certifications set forth in Item 601(b)(31)(i) of Regulation S-K.  For example, you should not include the title of the individual in the introductory paragraph; you should not refer to your “annual” report in paragraph 2; you should state that your certifying officers are responsible for establishing and maintaining internal control over financial reporting in the introductory language in paragraph 4; and the statements included as paragraph 4(d) should be included as paragraph 4(b).  Please file an amendment to the Form 10-K that consists of the cover page, an explanatory note, full Item 9A disclosure, financial statements, the signature page and the certifications, with such paragraphs conforming to the form set forth in Item 601(b)(31)(i) of Regulation S-K.

Company Response: Upon the resolution of all the Staff’s comments, the Company will file an amendment to its Form 10-K filed on March 18, 2010, which will consist of the cover page, an explanatory note, full Item 9A disclosure, the signature page, the certifications conforming to the form set forth in Item 601(b)(31)(i) of Regulation S-K, to be filed as Exhibits 31.1 and 31.2, and the additional exhibits described in the responses to comments no. 5, 11 and 12.

Definitive Proxy Statement on Schedule 14A

Proposal One - Election of Directors, page 6

Nominees, page 7

14.         Please briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that each nominee for director should serve as your director, in light of your business and structure.  If material, this disclosure should cover more than the past five years, including information about such nominee’s particular areas of expertise or other relevant qualifications.  See Item 401(e)(l) of Regulation S-K.

Company Response: The Company believes that the disclosure included in the Definitive Proxy Statement on Form 14A at page 7 provides the information identified in Item 401(e)(1) of Regulation S-K.  For example, it describes Mr. Carlson’s service in financial positions with other public companies, Ms. Jones experience in environmental policy positions, and Mr. Wolf’s experience in retail appliance sales.  In each case, the disclosure covers more than the past five years.  The relevance of these areas of expertise to the Company’s business is readily apparent.  The Company will consider enhancing these disclosures in future filings, but respectfully submits that no amendment of the prior filing is necessary.

Form 10-Q for Fiscal Quarter Ended April 3, 2010

Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

15.         You state in the first paragraph, second sentence that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  Please confirm to us and revise future filings to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

Company Response: The Company hereby confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that, at April 3, 2010, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.  In accordance with the Staff’s comment, the revised disclosure set forth below was included in the Company’s Form 10-Q for the fiscal quarter ended October 2, 2010 filed on November 15, and will be included in future filings.

We have established disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act), at October 2, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, at October 2, 2010, our disclosure controls and procedures were effective at the reasonable assurance level.

16.         You state in the second paragraph that your “management, including the principal executive officer and principal financial officer...have concluded that the design and operation of [your] disclosure controls and procedures were effective to ensure information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in [our] rules and forms.”  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please confirm to us and revise future filings to also clarify, if true, that your management, including your principal executive officer and principal financial officer, has concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Otherwise please simply conclude that your disclosure controls and procedures are effective.

Company Response: The Company hereby confirms that its principal executive officer and principal financial officer concluded that, at April 3, 2010, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.  In accordance with the Staff’s comment, revised disclosure was included in the Company’s Form 10-Q for the fiscal quarter ended October 2, 2010, filed on November 15, 2010, and will be included in future filings.  See the revised disclosure set forth in the response to comment No. 15.

Exhibits 31.1 and 31.2

17.         In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so that such certifications conform to the form set forth in Item 601(b)(31)(i) of Regulation S-K.

Company Response: The Company will comply in future filings with the Staff’s comment.

Form 10-Q for Fiscal Quarter Ended July 3, 2010

18.         Please provide the confirmations requested by comments 15 and 16, as such comments apply to your form 10-Q for fiscal quarter ended July 3, 2010, and comply with comments 15, 16 and 17 in future filings.

Company Response: The Company hereby confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that, at July 3, 2010, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.   The Company will comply with comments 15, 16 and 17 in future filings.

Note 6. Variable Interest Entity, page 10

19.         We note your disclosure that you contributed cash in the amount of $1,969 for your ownership interests in AAP on February 8, 2010.  However, we cannot locate where you reflected the payout in your cash flow statement on page five.  Please explain.

Company Response: The Company consolidates the results of AAP in our financial statements and therefore, did not separately report the investing and financing activities associated with the Company’s $2.0 million cash investment in AAP.

Unregistered Sales of Equity Securities and Use of Proceeds, page 24

20.         Please tell us whether you have filed a Form D for the warrants issued on May 13, 2010 pursuant to Rule 506 of Regulation D.

Company Response: The Company filed a Form D on November 17, 2010 for the warrants issued on May 13, 2010.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Edward R. Cameron
Edward R. Cameron
President and Chief Executive Officer